

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. Michael J. Mauceli
Manager
Reef Oil & Gas Partners GP, LLC
1901 N. Central Expressway – Suite 300
Richardson, Texas 75080

      Re: **Reef Oil & Gas Income and Development Fund III, L.P.**
                Registration Statement on Form 10
                Filed January 11, 2010
                Response Letter Dated November 27, 2009
                Response Letter Dated January 11, 2010
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed April 2, 2010
                Response Letter Dated September 17, 2010
                File No. 0-53759

Dear Mr. Mauceli:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

                Sincerely,

                Mark C. Shannon
                Branch Chief